UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR

For Period Ended: 12/31/18

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Real Goods Solar, Inc.
Full Name of Registrant

Former Name if Applicable

110 16th Street, Suite 300
Address of Principal Executive Officer (Street and Number)

Denver, CO 80202
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Real Goods Solar, Inc., (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Annual Report”) within the prescribed time period. The Company announced on March 7, 2019 that it was exploring strategic alternatives to maximize shareholder value. On March 27, 2019, the Company’s Board of Directors authorized commencement of a plan to significantly reduce operations in its residential solar division to reduce the associated annual cash outflow, a matter that has previously raised substantial doubt about the Company’s ability to operate as a going concern.

The report of the Company’s independent accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 was unqualified with an explanatory paragraph for substantial doubt about the ability of the Company to operate as a going concern. The Company commenced commercialization of a new product, POWERHOUSE™, during the first quarter of 2019 that it believes will in the future lead to profitable operating results. The revenue for the first quarter from the new product was immaterial and, accordingly, the Company expects the report of the Company’s independent accounting firm to be included in the Annual Report for the year ended December 31, 2018, will be unqualified with an explanatory paragraph for substantial doubt about the Company’s ability to operate as a going concern. The Company requires additional time to complete related disclosures. The Company believes it cannot file its Annual Report without unreasonable effort or expense.

The Company intends to file its Annual Report on Form 10-K for the year ended December 31, 2018, on or before April 15, 2019, in accordance with the Securities and Securities Exchange Act of 1934, as amended, Rule 12b-25 and Rule 0-3.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan Fine	(303)	222-8372
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).	☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results from operations for the fiscal year ended December 31, 2018 are expected to reflect total revenue of $12.7 million versus $15.6 million for the same period in 2017. The Company’s loss from operations in the twelve months ended December 31, 2018, is anticipated to be $15.0 million versus a loss from operations of $17.4 million for the twelve months ended December 31, 2017.

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The Company also anticipates that its reported results for the twelve months ended December 31, 2018 will show a material increase in the loss related to the change in derivative liabilities and loss on debt extinguishment versus the prior year twelve-month period ended December 31, 2017. Accordingly, the Company’s net loss for the twelve months ending December 31, 2018 is anticipated to be materially increased compared to the same period in 2017.

Cautionary Statement Regarding Forward Looking Statements

Certain statements contained in this Form 12b-25 include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s results of operations and financial positions, and the Company’s business and financial strategies. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they provide our current beliefs, expectations, assumptions and forecasts about future events, and include statements regarding our future results of operations and financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “future,” “intend,” “strategy,” “likely,” “seek,” “may,” “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Any forward-looking statement made by us in this Form 12b-25 is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Real Goods Solar, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2019	By	/s/ Alan Fine

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